Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Files Final Wheeler River Environmental Impact Statement with
CNSC Following Completion of Technical Review

Toronto, ON – November 25, 2024. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) is pleased to announce that it has filed a final Environmental Impact Statement (“EIS”) for the Wheeler River Uranium Project (“Wheeler River” or the “Project”) with the Canadian Nuclear Safety Commission (“CNSC”), after successfully completing the rigorous technical review phase of the federal Environmental Assessment (“EA”) approval process. The final EIS reflects many years of considerable effort following the initiation of the EA process in 2019 and proactively incorporates feedback received from multiple interested parties, including Indigenous nations and the CNSC’s Federal Indigenous Review Team.

David Cates, President and CEO of Denison, commented, “The completion of the federal technical review and submission of the final EIS represents a notable milestone for Denison in our efforts to obtain regulatory approval for Wheeler River. Owing, in large part, to the use of the In-Situ Recovery (“ISR”) mining method, the EIS evidences that the Project can be constructed, operated, and decommissioned while achieving a superior standard of environmental sustainability when compared to conventional uranium mining operations. I applaud our environment, regulatory, sustainability and technical teams for their passion in advancing this unique project and coordinating their efforts to expertly navigate the federal technical review process. This accomplishment has brought us an important step closer to building Canada’s next new uranium mine and first ISR uranium mining project.”

Public Review & Indigenous Consent

The public review of the draft EIS, facilitated by the CNSC from November 2022 to March 2023, has enhanced the transparency and comprehensiveness of the EA process. Denison received and responded to more than 500 public comments on the draft EIS, which has resulted in a final version of the EIS that reflects the feedback of numerous Indigenous communities and organizations. This public review process was just one element of Denison’s active engagement with Indigenous and non-Indigenous interested parties, which Denison will continue to undertake throughout the next phase of the approval processes.

The finalization of the EIS was also supported by letters of consent and support from each of (a) English River First Nation, (b) Kineepik Métis Local #9, and (c) the municipalities of the Northern Village of Pinehouse Lake, the Northern Village of Beauval, the Northern Village of Île-à-la Crosse, the Northern Hamlet of Jans Bay, and the Northern Hamlet of Cole Bay, representing significant First Nation and Métis Rights interests in relation to the Project and in the broader region in which the Project is located. Obtaining this level of support and consent demonstrates our deep respect for Indigenous rights and northern communities, as well as the thriving cultures and deep-rooted traditions of northern Saskatchewan communities and their aspirations of achieving economic growth and prosperity.

Remaining Regulatory Process

The CNSC makes decisions on the licensing of proposed uranium mining projects through a public hearing process. The CNSC staff will now review Denison’s final EIS submission for acceptance and will prepare their recommendations to the Commission members who will sit on the panel for the Project’s public hearing. The hearing provides Denison with the opportunity to demonstrate the Project's alignment with regulatory requirements and community expectations. A date for the hearing has not yet been set by the CNSC; however, it is expected to be determined following the acceptance of the final EIS submission.

In parallel with the EIS technical review, Denison was recently notified that it has successfully completed the requirements of the CNSC application to obtain a licence to prepare and construct a uranium mine and mill, which allows for the CNSC to make a licensing decision concurrently with the EA approval process.

Provincial EA Process

In October 2024, Denison submitted a final EIS to the Saskatchewan Ministry of Environment (“MOE”), in substantially the same form as the EIS that has been submitted to the CNSC. Although the technical review comment period was deemed complete by the MOE in late 2023, Denison opted to delay finalization of the provincial EA approval in order to incorporate the significant majority of modifications resulting from the Federal technical review process. With this approach, we expect that the Provincial EA will be subject to a single Ministerial decision following a public review period, which commenced in November 2024 and is expected to conclude in December 2024.

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (90% and operator) and JCU (Canada) Exploration Company Limited (“JCU”, 10%). In August 2023, Denison filed a technical report summarizing the results of (i) the feasibility study completed for ISR mining of the high-grade Phoenix uranium deposit and (ii) a cost update to the 2018 Pre-Feasibility Study for conventional underground mining of the basement-hosted Gryphon uranium deposit. More information on the studies is available in the technical report titled “NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada” dated August 8, 2023 with an effective date of June 23, 2023, a copy of which is available on Denison’s website and under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly to support the 2024 submission of required licensing documents and the proposed final version of the provincial and federal EIS.

About Denison

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to Denison’s effective 95% interest in its flagship Wheeler River Project, Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which includes unmined uranium deposits (planned for extraction via the MLJV's SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture’s Midwest Main and Midwest A deposits, and a 69.44% interest in the Tthe Heldeth Túé (”THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%), and Christie Lake (JCU, 34.4508%).

In 2024, Denison is celebrating its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith	(416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on X (formerly Twitter)	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes ‘forward-looking information’ within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this press release contains forward-looking information pertaining to the following: expectations with respect to the EA process, including the filing of the final EIS and the results and objectives thereof; expectations regarding licensing efforts and regulatory reviews and processes, including hearings with the CNSC Commission; and expectations regarding its joint venture ownership interests, including plans for mining and the use of SABRE by the MLVJ, and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2024 under the heading ‘Risk Factors’ or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.